RELIANCE Communications
Anil Dhirubhai Ambani Group

RECEIVED
2007 JAN -3 P 12:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

Exemption File No.82 - 35005

29th December, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

07020051

SUPPL

Dear Mr. Dudek,

Sub: Media Release

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted two letters dated 28th December, 2006 accompanied with Press Release – Announcement regarding Hutchison Essar Limited and Flag Global network - to the Stock Exchanges in India as per requirement under the Listing Agreement executed with them.

We enclose herewith a copy of the aforesaid letters for your information and record.

Kindly take the same on record.

Thanking You.

Yours faithfully
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

PROCESSED
JAN 08 2007
THOMSON FINANCIAL

Encl: as above

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

dlw 1/4

RELIANCE Communications
Anil Dhirubhai Ambani Group

RECEIVED
2007 JAN -3 P 12: 55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Communications Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcovl.com

December 28, 2006

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Media Release**

We enclose herewith the media release dated 28th December 2006 issued by the Company which is self explanatory.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: as above.

MEDIA RELEASE

ANNOUNCEMENT REGARDING HUTCHISON ESSAR LIMITED (HEL)

Mumbai, December 28, 2006: The Board of Directors of Reliance Communications discusses various opportunities for growth on a continuous basis. The potential acquisition of Hutchison Essar Ltd. is one such situation.

However, as is customary, there is no certainty either on the completion, or the timing, of any such proposal.

The cornerstone of the company's strategy for future growth will always be sustainable value creation for all stakeholders of Reliance Communications.

The announcement is made in the interests of the Company's over 2 million domestic and foreign, institutional and retail shareholders.

Background

Reliance Communications Limited (RCOM) is part of the Reliance – Anil Dhirubhai Ambani Group. RCOM is India's largest integrated communications service provider in the private sector with over 29 million individual consumer, enterprise, and carrier customers.

We operate pan-India across the full spectrum of wireless, wireline, and long distance, voice, data, and internet communication services. We also have an extensive international presence through the provision of long distance voice, data and internet services and submarine cable network infrastructure globally.

Anil Dhirubhai Ambani Group

Reliance Communications Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcovl.com

December 28, 2006

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Media release

We enclose herewith the media release dated 28th December 2006 which is self explanatory.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl : as above.

Media Release

Reliance Communications' FLAG Telecom Announces FLAG NGN
FLAG Global network to cover 60 countries
FLAG Telecom to invest $ 1.5 billion (nearly Rs. 7,000 crore)
Reliance's communication network to reach 5 bn Global consumers

Mumbai, December 28th, 2006: Reliance Communications, India's leading telecom service provider and among Asia's 6 most valuable telecom companies, today announced significant plans to expand FLAG Telecom's global optic fibre network. Over the next 36 months, FLAG Telecom will build the world's largest IP network over submarine cable systems. Termed - FLAG Next Generation Network (NGN), the project will cater to the fast-growing telecom needs of over 5 billion customers across the globe (i.e. 5 out of 6 people in the world).

FLAG Telecom Limited, currently the world's largest private undersea cable system, would invest $ 1.5 billion (nearly Rs. 7000 crore) in laying 50,000 additional kms of undersea optic fibre cable which would ultimately cover 60 countries, contributing 90% of Global GDP. On completion, FLAG Global Network would span over 1,15,000 kms by December 2009 taking the total optic fibre assets of Reliance Communications Group to over 2,30,000 kms.

"We live in a world where there is too much of bandwidth for some, little for others and none for many – there is unequal access to bandwidth in and across countries, continents and communities", said Mr. Anil Dhirubhai Ambani, Chairman – Reliance Communications. "FLAG NGN will democratize digital access and give nearly everyone in the world the opportunity to be part of a massive lifestyle change which might have surprised even a visionary as big as Dhirubhai...", he added.

Dedicating the worlds largest IP Network in the memory of his father, Mr. Anil Dhirubhai Ambani said, "Dhirubhai dreamt of a world without borders and man-made limits – a global village where everyone, but most of all every Indian, would have the chance to communicate and connect, compete and collaborate. FLAG NGN will help realize that dream".

FLAG NGN will comprise of the following 4 systems:

FLAG NGN System 1: Asia – India, Malaysia, Singapore, Indonesia, Vietnam, Philippines, Brunei, Honk Kong

FLAG NGN System 2: Africa – Kenya, Mozambique, Republic of South Africa, Tanzania, Madagascar, Mauritius

FLAG NGN System 3: Mediterranean – Greece, Cyprus, Turkey, Malta, Libya, Lebanon

FLAG NGN System 4: Trans-Pacific – US West Coast, Japan, China and Hong Kong

Reliance Communications Limited, Registered Office: H. Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai – 400 710
Tel: 022-3038 6286, Fax: 022-3037 6622

FLAG Global Network would have the capability to carry 2.5 billion simultaneous voice calls, 300 million simultaneous webchats, 52 million simultaneous Video Chats and enabling 20 mn students in educational institutions of India to offer e-learning simultaneously.

FLAG Telecom's clientele includes prestigious names like NTT, AT&T, Verizon, British Telecom, Orascom, QTel, Vodafone, Hutch, AOL, Google, Yahoo, Microsoft, Citigroup, HSBC, UBS, Deutsche Bank, Morgan Stanley to name a few. Reliance Communications recently launched FALCON Cable system connecting 12 countries in the Middle East to rest of the World. The Cable system was completed in 80% of the envisaged project cost four months ahead of schedule has already resulted in capacity sales of over $450 mn on FLAG Global Network since January 2006.

FLAG Telecom: Worlds largest private undersea cable system spanning 65000 route kms, has an established customer base of more than 200 leading operators, including all of the top ten international carriers. FLAG owns and manages an extensive next generation optical fibre network spanning four continents, connecting 37 key business markets in Asia, Europe, the Middle East and the USA.

FLAG also owns and operates a low-latency, global MPLS-based IP network, which connects most of the world's principal international Internet exchanges. FLAG offers a focused range of global products, including global bandwidth, IP, Internet, Ethernet and Co-location services. Website: www.flagtelecom.com

Reliance Communications: Reliance Communications Limited founded by late Shri. Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. Rated among Asia's 6 Topmost Valuable Telecom Companies, Reliance Communications is India's foremost truly integrated telecommunications service provider. The company with a customer base of over 30 million including close to one million individual overseas retail customers ranks among the Top 10 Asian Telecom companies. Reliance Communications corporate clientele includes 600 Indian and 250 multinational corporations, and over 200 global carriers.

The company has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire Infocomm value chain, covering over 6000 towns and 3,00,000 villages. Reliance Communications owns and operates World's largest next generation IP enabled connectivity infrastructure, comprising over 150,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region. Website: www.reliancecommunications.co.in

For further details contact:
Gaurav Wahi
Vice President
Reliance Communications
T: +91 93229 04680
Email: gaurav.wahi@relianceada.com

FLAG TELECOM

www.flagtelecom.com